SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

TELETOUCH COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87951V 10 7

(CUSIP Number)

David W. Knickel

c/o Stratford Capital Partners, L.P.

200 Crescent Court, Suite 1600

Dallas, Texas 75201

(214) 740-7300

Raymond C. Hemmig

c/o Retail & Restaurant Growth Capital, L.P.

2701 E. Plano Pkwy, Suite 200

Plano, TX 75074

(214) 750-0065

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

copy to:

Christopher R. Rowley

Vinson & Elkins LLP

2001 Ross Avenue

Suite 3700

Dallas, Texas 75201-2975

(214) 220-7700

March 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stratford Capital Partners, L.P./ 75-0476592
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,610,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,610,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,610,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.1%
14	Type of Reporting Person PN

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Stratford Capital Partners, L.P. acquired an aggregate 15,000,000 shares of common stock of the issuer. These shares are held of record by Stratford Capital Partners, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stratford Capital GP Associates, L.P./ 75-2606990
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,610,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,610,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,610,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.1%
14	Type of Reporting Person PN

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Stratford Capital Partners, L.P. acquired an aggregate 15,000,000 shares of common stock of the issuer. These shares are held of record by Stratford Capital Partners, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stratford Capital Corporation / 75-2612425
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,610,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,610,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,610,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.1%
14	Type of Reporting Person CO

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Stratford acquired an aggregate 2,610,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Stratford Capital Partners, L.P. acquired an aggregate 15,000,000 shares of common stock of the issuer. These shares are held of record by Stratford Capital Partners, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) John R. Muse
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,610,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,610,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,610,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.1%
14	Type of Reporting Person IN

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Stratford Capital Partners, L.P. acquired an aggregate 15,000,000 shares of common stock of the issuer. These shares are held of record by Stratford Capital Partners, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) David W. Knickel
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

(1)	On March 22, 2013, Mr. Knickel was elected to the Board of Directors of the Issuer. Mr. Knickel may be deemed to be part of the filing group due to his position as an officer of Stratford Capital Corporation, the general partner of Stratford Capital GP Associates, L.P., which serves as the general partner of Stratford Capital Partners, L.P. See Item 2 of this report. Mr. Knickel disclaims beneficial ownership of shares of Common Stock held by Stratford Capital Partners, L.P.

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Retail & Restaurant Growth Capital, L.P. / 75-2623610
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,740,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,740,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,740,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.1%
14	Type of Reporting Person PN

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 1,740,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 10,000,000 shares of common stock of the issuer. These shares are held of record by Retail & Restaurant Growth Capital, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Retail & Restaurant Growth Partners, L.P. / 75-2623607
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,740,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,740,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,740,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.1%
14	Type of Reporting Person PN

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 1,740,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 10,000,000 shares of common stock of the issuer. These shares are held of record by Retail & Restaurant Growth Capital, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Retail & Restaurant Growth Management, Inc. / 75-2623606
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,740,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,740,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,740,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.1%
14	Type of Reporting Person CO

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 1,740,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 10,000,000 shares of common stock of the issuer. These shares are held of record by Retail & Restaurant Growth Capital, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Joseph L. Harberg
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

(1)	On March 22, 2013, Mr. Harberg was elected to the Board of Directors of the Issuer. Mr. Harberg is may be deemed to be part of the filing group due to his position as an officer of Retail & Restaurant Growth Management, Inc., the general partner of Retail & Restaurant Growth Partners, L.P., which is the general partner of Retail & Restaurant Growth Capital, L.P. See Item 2 of this report. Mr. Harberg disclaims beneficial ownership of shares of Common Stock held by Retail & Restaurant Growth Capital, L.P.

CUSIP No. 87951V 10 7	13D

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Raymond C. Hemmig
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

(1)	On March 22, 2013, Mr. Hemmig was elected to the Board of Directors of the Issuer. Mr. Hemmig may be deemed to be part of the filing group due to his position as an officer of Retail & Restaurant Growth Management, Inc., the general partner of Retail & Restaurant Growth Partners, L.P., which is the general partner of Retail & Restaurant Growth Capital, L.P. See Item 2 of this report. Mr. Hemmig disclaims beneficial ownership of shares of Common Stock held by Retail & Restaurant Growth Capital, L.P.

AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (this “Ninth Amendment”) amends and supplements the Schedule 13D originally filed on August 21, 2006, as amended by Amendment No. 1 on August 28, 2006, Amendment No. 2 on September 24, 2010, Amendment No. 3 on August 15, 2011, Amendment No. 4 on August 24, 2011, Amendment No. 5 on July 19, 2012, Amendment No. 6 on December 18, 2012, Amendment No. 7 on January 29, 2013 and Amendment No. 8 on February 25, 2013 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share, of Teletouch Communications, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented restated in its entirety, with effect from the date of this Ninth Amendment, as follows:

(a) through (f)

This Ninth Amendment is filed jointly by Stratford Capital Partners, L.P., a Texas limited partnership (“Stratford”); Stratford Capital GP Associates, L.P, a Texas limited partnership and Stratford’s general partner (“Stratford GP”); Stratford Capital Corporation, a Texas corporation and the general partner of Stratford GP (“Stratford Corp.”); John R. Muse, an individual and a United States citizen (“Mr. Muse”); David W. Knickel, an individual and a United States citizen (“Mr. Knickel”); Retail & Restaurant Growth Capital, L.P., a Delaware limited partnership (“RRGC”); Retail & Restaurant Growth Partners, L.P., a Delaware limited partnership and the general partner of RRGC (“RRGC GP”); Retail & Restaurant Growth Management, Inc., a Delaware corporation and the general partner of RRGC GP (“RRGC Corp.”); Joseph L. Harberg, an individual and a United States citizen (“Mr. Harberg”); Raymond C. Hemmig, an individual and a United States citizen (“Mr. Hemmig”, and together with Stratford, Stratford GP, Stratford Corp., Mr. Muse, Mr. Knickel, RRGC, RRGC GP, RRGC Corp. and Mr. Harberg , the “Filing Parties”).

Stratford was formed in 1995 as a federal licensee under the Small Business Investment Act of 1958 to acquire, hold, vote, sell or otherwise dispose of direct or indirect debt and equity interests in qualified small businesses. On October 26, 2006, Stratford terminated its Small Business Investment Company license and ceased to be classified or operate as a Small Business Investment Company.

RRGC was formed in 1995 to invest in retail and restaurant companies and in 1996 became a federal licensee under the Small Business Investment Act of 1958.

On April 30, 2001, Stratford loaned $4,500,000 and RRGC loaned $3,000,000 to Progressive Concepts, Inc., a Texas corporation (“PCI”), pursuant to a Note Purchase Agreement and certain related security agreements between PCI, as borrower, Progressive Concepts Communications, Inc., a Delaware corporation and the parent corporation of PCI (“PCCI”), RRGC and Stratford. Stratford and RRGC also received certain warrants to purchase shares of PCCI in connection with the loan. The agreements entered into in connection with this transaction, including the warrant agreement, are referred to collectively herein as the “2001 Loan Documents.”

On August 11, 2006, in connection with a reorganization among entities under common control with PCCI effected by PCCI, Stratford and RRGC entered into a Debt Exchange and Loan Document Termination Agreement (the “2006 Exchange Agreement”), between Stratford, RRGC, PCI, PCCI, Robert M. McMurrey and TLL Partners, L.L.C., a Delaware limited liability company (“TLL Partners”), pursuant to which TLL Partners conveyed to Stratford 2,610,000 and to RRGC 1,740,000 shares of Common Stock of the Issuer and certain Series A Preferred Units (the “Preferred Units”) representing preferred membership interests in TLL Partners accruing cumulative dividends at a rate of 12.5% per annum in exchange for the termination of all obligations of PCI under the 2001 Loan Documents. TLL Partners had the right to redeem the Preferred Units at any time for cash equal to the liquidation preference of the Preferred Units plus accrued dividends, subject to satisfaction of certain senior secured debt of TLL Partners. If the Preferred Units were not redeemed by TLL Partners by August 11, 2008, subject to satisfaction of certain senior secured debt of TLL Partners, Stratford and RRGC could require TLL Partners to redeem the Preferred Units for shares of Common Stock, if any, held by TLL Partners at the time of exercise of such redemption such that Stratford and RRGC would receive a number of shares of Common Stock equal to the liquidation preference of their Preferred Units divided by the market price of Common Stock at such time.

On August 11, 2011, Stratford, RRGC and TLLP Partners entered into a binding agreement titled “Heads of Terms” and certain related agreements (the “2011 Binding Agreement”), whereby, subject to certain conditions, Stratford would exchange its Preferred Units and make a cash payment of $2.25 million to TLL Partners in exchange for 15,000,000 shares of Common Stock held by TLL Partners, and RRGC would exchange its Preferred Units and make a cash payment of $1.5 million to TLL Partners in exchange for 10,000,000 shares of Common Stock held by TLL Partners (the “2011 Exchange”, and the shares of Common Stock transferred to Stratford and RRGC in the Exchange, the “2011 Exchanged Shares”). The 2011 Exchange was to be in cancellation of the Preferred Units and was to extinguish the rights of Stratford and RRGC to redeem their Preferred Units for Common Stock held by TLL Partners. The 2011 Exchange was subject to a number of conditions, including the concurrent termination of all obligations of TLL Partners under loan agreements with its senior secured lender with the cash funded by Stratford and RRGC and 2,000,000 shares of Common Stock to be transferred from TLL Partners to those lenders. As contemplated by the 2011 Binding Agreement, upon the closing of the 2011 Exchange the parties were to enter into various agreements relating to the Common Stock to be held by RRGC and Stratford, including (1) a registration rights agreement providing for the registration of the 2011 Exchanged Shares under the Securities Act of 1933 (the “Registration Rights Agreement”), (2) a put and call option and transfer restriction agreement whereby TLL Partners would have the right to call from Stratford and RRGC the 2011 Exchanged Shares for a 15-month period for a call price of $1.00 per share (subject to adjustment upon certain dilution events), Stratford and RRGC would have the right to put their 2011 Exchanged Shares to TLL Partners for a 30-day period at the end of the call option period for a put price of $1.00 per share (subject to adjustment upon certain dilution events), and Stratford and RRGC would agree not to transfer the 2011 Exchanged Shares for a period of seven months after the date of the 2011 Exchange (the “Put and Call and Transfer Restriction Agreement”), (3) a voting agreement whereby Stratford and RRGC would agree to vote their 2011 Exchanged Shares in proportion to the votes of the other shareholders of Teletouch during the call option period (the “Voting Agreement”), (4) a pledge and security agreement whereby TLL Partners would pledge certain of its remaining shares of Common Stock to RRGC and Stratford as security for their put rights (the “Pledge and Security Agreement”), (5) mutual releases of claims between (A) RRGC and Stratford, on the one hand, and TLL Partners and the Issuer, on the other hand, and (B) RRGC and Stratford, on the one hand, and Robert M. McMurrey, on the other hand (together, the “Mutual Releases”), and (6) certain other ancillary documents (together with the Registration Rights Agreement, the Put and Call and Transfer Restriction Agreement, the Voting Agreement, the Pledge and Security Agreement, and the Mutual Releases, the “2011 Exchange Documents”).

On August 18, 2011, the parties completed the 2011 Exchange pursuant to the 2011 Exchange Documents, and as a result, Stratford and RRGC owned what represents as of March 26, 2013 approximately 60% of the outstanding shares of Common Stock (based on 48,742,335 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2012). The Put and Call and Transfer Restriction Agreement, the Voting Agreement, the Pledge and Security Agreement and the Mutual Releases are filed as exhibits to Amendment No. 4 to this Schedule 13D filed on August 24, 2011. The Put and Call and Transfer Restriction Agreement has since been amended as described in Amendment No. 6 to this Schedule 13D filed on December 18, 2012, Amendment No. 7 filed on January 29, 2013, and Amendment No. 8 filed on February 25, 2013, each time to extend the exercise period for the put option provided for in such agreement.

The principal business of each of each Filing Party (other than those that are individuals) is as follows:

•	Stratford GP is the general partner of Stratford and in such capacity, controls the activities of Stratford;

•	Stratford Corp. is the general partner of Stratford GP and in such capacity, controls the activities of Stratford GP;

•	RRGC GP is the general partner of RRGC and in such capacity, controls the activities of RRGC;

•	RRGC Corp. is the general partner of RRGC GP and in such capacity, controls the activities of RRGC GP.

The business address of Stratford, Stratford GP and Stratford Corp. is 200 Crescent Court, Suite 1600, Dallas, Texas 75201, and the business address of RRGC, RRGC GP and RRGC Corp. is 2701 E. Plano Pkwy, Suite 200, Plano, TX 75074.

Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Joseph L. Harberg and Raymond C. Hemmig, who effective March 22, 2013 became directors of the Issuer as described in Item 4, each serves as an officer of RRGC Corp., the general partner of RRGC GP, which is the general partner of RRGC.

David W. Knickel, who effective March 22, 2013 became a director of the Issuer as described in Item 4, serves as an officer of Stratford Corp., the general partner of Stratford GP, which serves as the general partner of Stratford.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of Stratford Corp. and RRGC Corp., including Messrs. Knickel, Harberg and Hemmig (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Ninth Amendment, as follows:

On March 22, 2013, Stratford and RRGC delivered to the Issuer consents from stockholders representing more than two-thirds of the Issuer’s outstanding Common Stock to remove Clifford E. McFarland, Henry Y. L. Toh, Marshall G. Webb, Terry K. Dorsey, Ph.D. and Ronald L. Latta, Jr. from the Board of Directors of the Issuer and to elect Stratford’s and RRGC’s nominees Joseph L. Harberg, Raymond C. Hemmig, Scott M. Kleberg, David W. Knickel and Charles Daniel Yost to fill the resulting vacancies. All proposals approved by stockholders took effect upon Stratford’s and RRGC’s delivery of the consents to the Issuer at its principal executive offices on March 22, 2013. The press release issued by the Reporting Persons disclosing delivery of the consents is attached as Exhibit O hereto and incorporated herein by reference.

Stratford and RRGC have requested that the Issuer take all action to ensure prompt compliance with the applicable notice requirements to non-consenting stockholders under Section 228(e) of the Delaware General Corporation Law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Ninth Amendment, as follows:

(a) and (b)

Stratford is the record and beneficial owner of 17,610,000 shares of Common Stock of the Issuer, which represents approximately 36.1% of the outstanding Common Stock of the Issuer, and RRGC is the record and beneficial owner of 11,740,000 shares of Common Stock of the Issuer, which represents approximately 24.1%1 of the outstanding Common Stock of the Issuer.

As a result of Stratford GP being the general partner of Stratford and Stratford Corp. being the general partner of Stratford GP, and as a result of RRGC GP being the general partner of RRGC and RRGC Corp. being the general partner of RRGC GP, as described in Item 2, each these Filing Parties may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Stock held of record by Stratford and RRGC, respectively.

The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.

Except as indicated in Item 4 above, this Item 5 or as set forth below, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the persons named in Schedule I to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Stock.

(c)	There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Filing Parties.

(d)	No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock owned of record by Stratford or RRGC.

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented to add the following:

Exhibit O	Press Release

Exhibit P	Joint Filing Statement

[1]	Based on 48,742,335 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2013

STRATFORD CAPITAL PARTNERS, L.P.

By:	Stratford Capital GP Associates, L.P., its general partner

	By:	Stratford Capital Corporation, its general partner

		By:	/s/ David W. Knickel
David W. Knickel, Vice President

STRATFORD CAPITAL GP ASSOCIATES, L.P.

By:	Stratford Capital Corporation, its general partner

	By:	/s/ David W. Knickel
David W. Knickel, Vice President

STRATFORD CAPITAL CORPORATION

By:	/s/ David W. Knickel
David W. Knickel, Vice President

/s/ John R. Muse
John R. Muse

/s/ David W. Knickel
David W. Knickel

S-1

RETAIL & RESTAURANT GROWTH CAPITAL, L.P.

By:	Retail & Restaurant Growth
Partners, L.P., its general partner

	By:	Retail & Restaurant Growth Management, Inc., its general partner

		By:	/s/ Raymond C. Hemmig
Raymond C. Hemmig, Chairman and CEO

RETAIL & RESTAURANT GROWTH PARTNERS, L.P.

By:	Retail & Restaurant Growth Management, Inc., its general partner

	By:	/s/ Raymond C. Hemmig
Raymond C. Hemmig, Chairman and CEO

RETAIL & RESTAURANT GROWTH MANAGEMENT, INC.

By:	/s/ Raymond C. Hemmig
Raymond C. Hemmig, Chairman and CEO

/s/ Joseph L. Harberg
Joseph L. Harberg

/s/ Raymond C. Hemmig
Raymond C. Hemmig

S-2